Reply to the Attention of	Edie Hofmeister
Direct Line	775-448-5805
Direct Fax	775-562-2628
Email Address	ehofmeister@tahoeresourcesinc.com
Date	September 26, 2013

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America
Attention:     Tia L. Jenkins, Senior Assistant Chief Accountant

Re: TAHOE RESOURCES INC. (the "Company")
Form 40-F for Fiscal Year Ended December 31, 2012
Filed March 11, 2013
File No. 001-35531

Dear Ms. Jenkins:

We write in response to the letter (the "Comment Letter") of August 28, 2013 from the Securities and Exchange Commission (the "Commission" or the "SEC") commenting on the Form 40-F (the "40-F”) for the Year Ended December 31, 2012 filed with the Commission by the Company on March 11, 2013.

Below please find our item-by-item responses to the comments made in the Comment Letter. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. SEC Comments are in bold italics, followed by the Company’s response.

Form 40-F for the Fiscal Year ended December 31, 2012

General

1.

We note that you present both projected cash costs and all-in sustaining costs (i.e. “non-IFRS measures”) in the August 2013 presentation that is currently available on your website. We also note that you deduct by-product revenue from total costs in order to arrive at each of these projected non-IFRS measures. Please be advised that, in calculating these projected non-IFRS measures, we believe that the reduction for by-product revenues is not appropriate because it distorts your actual production costs. In this regard, your presentation suggests that you will incur lower mining costs for silver than you actually will. We can appreciate your desire to convey the notion that by-product revenues will be sufficient to offset your costs to a degree; however, you should consider describing that in a manner so as to avoid adjusting for these items in the calculation of your projected non-IFRS measures. We believe the significance of by-product revenues can be described textually in a manner that investors can understand without adjusting for them in your projected non-IFRS measures. Please confirm to us you will make this adjustment in any future presentations or disclosures, as appropriate and provide us with draft disclosure of your planned changes.

Phone: 775.825.8574   |   Fax: 775.825.8938
5190 Neil Road, Suite 460   |   Reno Nevada 89502 USA

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Response:

The Company advises that the projected “total cash cost” and “all-in sustaining cost” non-GAAP financial measures included in its August 2013 corporate presentation (the “Presentation”) were presented inclusive of by-product revenues in order that these measures would be consistent with non-GAAP measures disclosed by other silver producers in the mining industry. The Company’s presentation of the projected “total cash cost” measure reflects the Silver Institute standard definition, which includes deduction of by-product revenues as generally practiced in the industry. The methodology to complete this calculation is included in note 4 to the Appendix of the Presentation. Similarly, the Company prepared the projected “all-in sustaining costs” measure according to the World Gold Council standards. The methodology to complete this calculation had previously been included in note 5 to the Appendix of the Presentation.

The Company submits that its presentation of the non-GAAP financial measures on a by-product revenue is not misleading to investors as the practice of reporting costs inclusive of by-product credits is prevalent in the industry and is a calculation that analysts and many of our shareholders use in evaluating our Company. Further, the presentation of these measures is not prohibited under Canadian securities laws. The Company provides a reconciliation of the non-GAAP financial measures to GAAP measures with appropriate disclosure consistent with Canadian securities laws governing disclosure of non-GAAP financial measures. Finally, the calculation of cash costs per ounce on a by-product basis is also considered by management to be a key performance indicator that will be used by management to evaluate the operating and financial results of our business as it enters into production. As such, management believes that disclosure of these non-GAAP financial measures on a by-product revenue basis will be appropriate for its MD&A disclosure as the Company moves forward into the production phase.

The Company requests that Staff advise, after consideration of these submissions, whether it continues to believe that the Company’s presentation of these measures is not appropriate.

2.

We note the projected financial information, including all-in sustaining costs related to your five-year plan that is included in the August 2013 presentation that is currently available on your website. We further note your statement under the safe harbor disclaimer that the “forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions…” Please explain to us in sufficient detail the factors that support and provide a reasonable basis for management’s financial projections that are included in your presentation. In your response, please separately address why you believe there is a reasonable basis to present projected financial information beyond one year given that the Company has not yet established operations and does not have a history of operations or experience in projecting.

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Response:

In response to Staff’s comments, the Company has updated the Presentation, as reviewed by Staff, in order to:

•	remove the five-year projections that were based on the Company’s Five Year Plan and Budget;

•	remove references to projected “all in sustaining cash costs”;

•	include an expanded explanation of the calculation of “cash cost net of by-product revenue” in Endnote 4 of the Presentation; and

•

provide additional disclosure relating to the summary financial information included in the Presentation that was derived from the Company’s Preliminary Economic Assessment (“PEA”) dated May 7, 2012 (as amended and restated on July 24, 2013 with an effective date of May 7, 2012, the “2012 PEA”).

With respect to these projections and in response to Staff’s comments, the Company advises that the five-year projections were based on the Company’s Five Year Plan and Budget which was prepared in 2012 and derived from the 2012 PEA. The 2012 PEA evaluated the economics of a 4,500 tonne per day mill at the Escobal project and was based on a detailed mine plan for the Escobal project and projected mining rates, dilution and metallurgical recoveries, capital costs, operating costs and revenues from metal concentrates. Management’s financial projections included in the Five Year Plan and Budget were based on the 2012 PEA and its confidence that the assumptions on which the 2012 PEA was based were appropriate and realistic and formed a reasonable basis on which to base the Five Year Plan and Budget.

The 2012 PEA has been filed by the Company on the System for Electronic Document Analysis and Retrieval (“SEDAR”) of the Canadian Securities Administrators (the “CSA”). The 2012 PEA was furnished to the Commission pursuant to Rule 13a-16 under the Securities Exchange Act of 1934, as amended, on July 24, 2013 (as Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K). The 2012 PEA complies with Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”), as adopted by the CSA. The 2012 PEA updated the Company’s initial preliminary economic analysis dated as of November 29, 2010 (the “2010 PEA”) which evaluated the economics of a 3,500 tonne per day mill at the Escobal Project. The 2012 PEA and budget estimates are supported by NI 43-101 compliant resource estimates prepared by independent credentialed professional consultants, as referenced in the 2012 PEA.

Management’s confidence in the Five Year Plan and Budget is supported by the following factors in addition to its confidence in the 2012 PEA:

•	The 2012 PEA was prepared by M3 Engineering & Technology Corporation as an independent “qualified person” within the meaning of NI 43-101.

•

The mine and plant facilities for the Escobal Project have undergone detailed engineering suitable for construction at a level commensurate with industrial facilities designed and constructed by major project engineering firms. In fact, management believes that, based on its experience, the process plant cost estimate and the underground mine cost estimate contained in both PEAs were more detailed than the estimates that are typically contained in preliminary economic assessments.

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•

The experience of the Company’s management team at both the project site and in the corporate office in building and operating successful precious metal mines throughout the Americas. Please see our response to Staff comment no. 5 for additional details regarding the experience of the Company’s management team.

•

After completing the 2012 PEA, the Company conducted a metallurgical pilot plant test of an eight tonne bulk sample. The pilot plan test confirmed the results of the previous metallurgical testing and strongly supported the estimates for metallurgical recoveries, concentrate quality and economic performance described in the 2012 PEA. The pilot plant test was commissioned in the first quarter of 2013 to validate the flotation process selected for the Escobal project, ensure that specific components of process plant equipment are sized properly, produce lead and zinc concentrate samples for analysis by prospective customers, and provide further tailings samples for additional stope backfill testing. The pilot plant test confirmed that the production of marketable metals concentrates can be expected from the Escobal project. Total metal recovery for silver and lead from the pilot plant was slightly higher than recoveries predicted by prior metallurgical test work. Gold and zinc recoveries were lower than those of the 2012 PEA as feed grade was lower than the average resource grade. Silver grade of the lead concentrate was nearly double that observed in previous metallurgical test work. Lead and zinc grades in the respective concentrates also exceeded predicted concentrate grades by several percentage points. The pilot plant test and concentrate analyses were conducted by an independent laboratory in Golden Colorado.

•

Since completion of the 2012 PEA, the Company has completed the following work in connection with the construction of the Escobal Project which has served to support management’s confidence in the financial projections derived from the 2012 PEA, as also discussed in detail in the Company’s response to Staff comment no. 5:

o	completed advanced underground development work in accordance with its mine plan;

o	incurred the substantial majority of the construction costs required to complete the mill and ancillary facilities;

o	commenced the commissioning process for the mill facility in June 2013;

o	mined and stockpiled approximately 55,000 tonnes of mineralized material, as of September 1, 2013, for use in plant commissioning;

o	reconciled the grade and tonnage of the mineralized material mined to date to resource estimates and concluded that actual versus predicted deviations are well within industry standards; and

o	completed primary development of the mine to support over 5 years of production at the rates forecasted in the 2012 PEA.

•

The Company currently expects to begin feeding mineralized material to the plant in late September 2013 and to commence full mine commissioning in the next several weeks following the date of this letter.

In view of Staff’s comment and in order to ensure that investors fully understand that the overview of the economic analysis of the Escobal Project included in the Presentation is appropriately presented, the Company has added the following cautionary language to the notes accompanying tables included in the Presentation that summarize the financial projections contained in the 2012 PEA:

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“Source: Preliminary Economic Assessment, May 2012 by M3 Engineering/Tucson, Arizona. Readers are referred to the Preliminary Economic Assessment for a detailed discussion as to the assumptions and parameters on which the projections are based. We recommend that the reader consider this data in conjunction with the more detailed discussion contained the Preliminary Economic Assessment. The Preliminary Economic Assessment is available on SEDAR and was also furnished to the Securities and Exchange Commission on Form 6-K on July 24, 2013. The projections are subject to various risks, uncertainties and assumptions, including, but not limited to, those set forth in the Preliminary Economic Assessment and the Company’s annual information form filed on SEDAR. Actual results may differ materially from those presented in this table as a result of these risk factors. There is no certainty that the projected results of the Escobal Projected will be achieved.”

Exhibit 99.1 Annual Information Form for the Year Ended December 31, 2012
General Development of our Business, page 9

Development of our Business, page 9

3.

We note on page three that you define “development” as “the preparation of a known commercially mineable deposit for mining” and on page eight that you disclose “there are no mineral reserves reported for the Escobal project.” We further note your disclosure on page nine and page 21 that you are “…an exploration and development stage company”, while on page eight of your Management’s Discussion and Analysis (Exhibit 99.3) you disclose that you are “…an exploration and evaluation stage company.” Please clarify for us the stage that you believe the company is currently in and confirm to us that you will revise your conflicting disclosures in future filings, as necessary. To the extent that you believe you have advanced to the development stage, tell us the date that you entered the development stage and explain to us the basis for this conclusion since you have not yet demonstrated the existence of proven and probable reserves.

Response:

The Company notes that “development” is not defined under IFRS. Accordingly, consistent with mining industry practice, the Company defines “development” for accounting purposes as “the preparation of a known commercially mineable deposit for mining”. Further, consistent with the practice at many Canadian public mining companies, we commenced referring to ourselves as in “exploration and development” (in a non-accounting sense) once we had reached an advanced stage of construction and mine development, as management felt that this was descriptive of the status of the Company’s overlapping work on the underground and surface assets at the Escobal project site.

The Company commenced underground work at the Escobal Project in the first quarter of 2011, shortly following receipt, on February 15, 2011, of the Guatemalan Environmental Ministry’s approval of the environmental impact assessment of the Company’s underground exploration program.

The underground work has been undertaken for exploration and evaluation purposes, and the associated expenditures have been expensed under IFRS 6 and the Company’s accounting policy. Accordingly, the Company believes that, until receipt of the exploitation permit issued by the Guatemala Ministry of Energy and Mines (“MEM”) in April 2013, it was in the exploration and evaluation stage with respect to the underground expenditures. Starting April 1, 2013, the Company has capitalized or expensed underground expenditures, according to IAS 16 and IFRS 6, respectively, depending on their nature. This practice is in accordance with the Company’s accounting policy.

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In light of the robust economics demonstrated in the 2010 PEA, and the positive results of the subsequent work undertaken on the project, the Company’s management decided to accelerate the construction work on the project’s surface assets at the same time that it decided to proceed with the underground exploration and evaluation work. The Company believes that it has been in the development stage of its operations with respect to the surface assets since the 2011 fiscal year, for the following reasons, which should be considered with reference to more detailed responses provided below in the response to Staff’s comment no. 5:

•

the Company has completed substantial underground work on the Escobal mine with a total of 9,221 metres having been completed as of June 30, 2013. The completion of the underground work will enable the Company to commence underground mining activities and the mining of mineralized material for production of metal concentrates for sale;

•

the Company has substantially completed the construction of the mill for the Escobal Project that will be used to process the mineralized material generated from underground mining activities and produce metal bearing concentrates that will be sold by the Company to generate revenues. The Company commenced commissioning of plant and equipment for the mill in June 2013. The Company anticipates that the mill will be fully commissioned in the second half of 2013, at which time the mill will be ready to commence processing mineralized material from the underground mine;

•

the Company has the necessary capital resources to enable it to complete development and commissioning work and to enter the start-up phase of operations at the Escobal Project, with commercial production being targeted for the first half of 2014; and

•

the Company has obtained all material government permits required to enable the Company to commence commercial production at the Escobal Project, with the final exploitation permit being awarded in April 2013.

The Company intends to clarify in its future public disclosure that the Company was in the exploration and evaluation stage with respect to the underground assets until April 2013, and that it has been in the development stage of its operations with respect to the surface assets since the 2011 fiscal year.

Description of our Business, page 11

Social and Environmental Activities, page 14

4.

We note your disclosure under this heading that you aspire to deliver long term shareholder value through sustainable economic and social development in the communities where you work. We further note in the transcript for your August 9, 2013 earnings conference call that you have recently established a new division to direct your Corporate Social Responsibility (“CSR”) programs. Please tell us whether the Company has any significant CSR arrangements and, if so, describe to us the nature and significant terms of such arrangements. Also tell us whether any obligating events have occurred that resulted in a legal or constructive CSR obligation under IAS 37, and provide us with your analysis used to arrive at your conclusion.

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Response:

IAS 37 prescribes the accounting and disclosure for all provisions, contingent liabilities and contingent assets with certain exceptions. A “provision” (a liability of uncertain timing or amount) should be recognized when:

(a)	An entity has a present obligation (legal or constructive) as a result of a past event;

(b)	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(c)	A reliable estimate can be made of the amount of the obligation.

If these provisions are not met, no provision shall be recognized.

After receiving the final permit for the Escobal project in April 2013, the Company made a decision to enhance its corporate social responsibility (“CSR”) program. The enhanced effort involved a continuation of existing community projects in addition to implementation of new ones. As part of this program, the Company ratcheted up discussions with the Guatemalan government regarding a potential contribution to a national hunger charity. These discussions led the Company to state in its July 2013 press release that it had “designated a 100 million quetzal (approximately USD$12.5 million) fund to be initiated this year and to be distributed over the next three years to a specific charitable project.”

The Company has been in discussions with the Guatemalan government about a potential charitable contribution to a government-led hunger and nutritional health program since early 2012. The Company completed preliminary due diligence of the program but is still in discussions with the government about the terms and timing of the donation. Specifically, the Company wants its contribution to be managed by an experienced independent NGO focused on malnutrition program issues. That entity has yet to be identified but the Company is considering various organizations, including multi-lateral GOs and international and local NGOs. In addition, the Guatemalan government has made few advancements on its hunger programs in the region where the Company operates. Pending further government action and programmatic implementation, the Company has not been able to complete its due diligence. As a result, it is not able to commit the designated funds until it is sufficiently satisfied that a qualified project is in place and money donated to it will be spent appropriately.

Given the status of the parties’ discussions at this time, the Company does not believe that it is subject to any legal or constructive obligation as a result of a past event for the purposes of IAS 37. If and when the Company is satisfied that an established and reputable charitable program is identified that meets its due diligence standards, the designated funds may be committed.

Exhibit 99.2

Audited Financial Statements for the Years Ended December 31, 2012 and 2011

Notes to Financial Statements

2. Significant Accounting Policies, page 5

i) Mineral Property, Land, Plant and Equipment, page 7

5.

We note your disclosure here that underground development costs are expensed until the exploitation permit is awarded; and on page seven of Exhibit 99.2 to your August 9, 2013 Form 6-K that underground project development costs were capitalized subsequent to March 31, 2013 and after the receipt of the exploitation permit. We further note that in fiscal 2010 you began to capitalize certain assets under construction as construction-in-progress and that the accumulated construction-in-progress balance was $115,947,000 and $192,698,000 as of December 31, 2012 and June 30, 2013 respectively.

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Response:

In providing its response, the Company provides the following overview of the key milestones that have led to the construction of the mine for the Escobal Project by the Company:

•	November 2009: the Company was incorporated and commenced its corporate organization.

•

April and May 2010: The Company completed and filed with Canadian securities administrators a technical report on the Escobal Project in compliance with Canadian National Instrument 43- 101, Standards of Disclosure for Mineral Projects (“NI 43-101”).

•	May 2010: The Company completed the filing of its final prospectus for its initial public offering of common shares in Canada (the “IPO”).

•	June 2010: The Company concurrently completed its IPO and the acquisition of the Escobal project from Goldcorp Inc. in June 2010.

•

November 2010: The Company completed its initial preliminary economic assessment in November 2010 (the “2010 PEA”). The 2010 PEA was based on a 3,500 tonne per day mining and processing operation and calculated a base case after-tax net present value of $1.7 billion (using a 5% discount) and an after-tax internal rate of return of 51%. The initial capital cost of the project was estimated to be $326.6 million with sustaining capital costs over the remaining mine- life estimated at $102.2 million. The payback period was estimated at 1.5 years subsequent to reaching commercial production.

Operating costs in the 2010 PEA were considered to be an upper bound for the process facilities envisioned. In addition, sensitivity analysis illustrated that if operating costs were to increase 50% from those estimated in the 2010 PEA, the project would still remain viable. In addition, even if power costs were to double, operating costs would only increase approximately 12.4% and the project would still remain viable.

•

December 2010: The Company completed a “bought deal” follow-on public offering of common shares and raised $351.9 million ($CAD), which, when combined with the funds raised during the IPO, was an amount sufficient to fully fund construction of the 3,500 tpd Escobal Project.

•

December 2010: Management of the Company presented the 2010 PEA and a five year operating plan to the Board in December 2010. Following review of the 2010 PEA and detailed underlying work, the Board accepted the 2010 PEA and gave management its approval to continue with the development of the Escobal project along the guidelines provided in the five year plan. The five year plan contemplated full mine and surface facility construction and the commencement of production in 2013.

•

February 2011: The Guatemalan Environmental Ministry (“MARN”) completed its review and confirmed acceptance of the environmental impact assessment for the Escobal Project underground exploration program. Based on this approval, the Company decided to immediately commence work towards development of infrastructure and excavation of the portal sites for the two declines into the Escobal mineral zones. The design of the underground excavation was not only for exploration and evaluation purposes, but also in preparation for eventual production activities even though such activities were contingent upon the successful attainment of the exploitation permit required for commercial production activities. Mobilization for underground exploration activities commenced in late February 2011. Equipment and supplies necessary to commence construction of the portals and underground development were on site by the end of Q1 2011. Following this approval, the Company submitted its environmental impact assessment for the full Escobal Project (the “EIA”) to the MEM in the second quarter of 2011.

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•

Q1 and Q2 2011: The Company proceeded with engineering, procurement and construction management activities for the Escobal project, including design for the 3,500 tonnes per day mill and tailing facilities, through M3 Engineering. M3 Engineering was also engaged to assess a possible expansion of the mine and crushing plant.

•	July 2011: The Company initiated its application to MEM for the required exploitation project for the Escobal Project.

•

October 2011: The Company was notified by MARN that the EIA for the full Escobal Project had been approved. Based on this approval, the Company anticipated at that time that the exploitation permit would be received in the first half of 2012. Upon receipt of the EIA approval, the Company began construction on the 3,500 tonne per day process plant and support facilities required for full production.

•

Q3 2011: M3 Engineering’s design, procurement and early in-country pre-construction efforts continued during the third quarter of 2011. Given the mill expansion plan and positive exploration results through the third quarter of 2011, management decided to complete an update to the 2010 PEA to evaluate the economic parameters of the planned higher throughput rates and additional mineral resources. Management further determined that the update to the 2010 PEA would be adequate to support the development, construction and production of the Escobal Project without completion of a feasibility study on the Escobal Project. The Company recorded its initial “construction-in-progress” in Q3 of 2011.

•

2011 Year End: As at December 31, 2011, the Company had incurred and/or committed $141.1 million of the total $326.6 million of the capital budget for the Escobal Project and had recorded $20.1 million of “construction-in-progress”.

•

May 2012: The Company received an updated preliminary economic assessment (the “2012 PEA”). The 2012 PEA evaluated the Escobal Project at a mill throughput rate of 3,500 tonnes per day, analyzed development for a future expansion to 4,500 tonnes per day and investigated a further expansion to 5,500 tonnes per day, contingent upon additional resources being identified. The Board approved the Company’s plan to continue the Escobal Project development for the 4,500 tonne per day base case along the guidelines provided in the 5 year plan and as further outlined in the 2012 PEA, subject to receipt of the exploitation permit for the Escobal Project.

•

2012 Year End: As at December 31, 2012, engineering, procurement and construction management was 69% complete and underground development necessary for the commencement of production was 70% complete. Construction of the mill and ancillary facilities at the Escobal Project significantly advanced in 2012. As at December 31, 2012, the Company had recorded $115.9 million of “construction-in-progress”.

•	Q1 2013: The Company completed pilot plant testing of an eight tonne bulk sample in early 2013.

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•

April 3, 2013: The Company received the exploitation license for the Escobal Project from MEM on April 3, 2013. The exploitation license authorized the mining and milling activities to be undertaken at the Escobal Project site and the shipment of metal concentrates from the project site. The exploitation license was the final material permit required for the project.

•

June 4, 2013: The Company completed and drew down a $50 million secured facility with a leading international lender. The debt facility is secured by substantially all of the assets of the Company and its subsidiaries.

•

Q2 2013: Based on the receipt of the exploitation license, the Company commenced the capitalization of underground project development expenses which had previously been expensed through March 31, 2013. As at June 30, 2013, the Company had recorded $192.7 million of “construction-in-progress”. Preliminary commissioning of the mill commenced in June 2013.

In addition, it is noteworthy and relevant that the Company’s management team and board of directors includes the following executive officers and directors, each of whom has extensive experience in mining, geology, exploration and development and, with the exception of Mr. Clayton, were employees, officers or directors of Glamis Gold Ltd. (“Glamis”), a former major mining company that was acquired by Goldcorp Inc. (“Goldcorp”) in 2006:

o

Kevin McArthur, Chief Executive Officer: Mr. McArthur is an experienced mining engineer with over 30 years of engineering, mine building and mine operations experience, including over eight years in the role of President and Chief Executive Officer of Glamis and two years in the role of President and Chief Executive Officer of Goldcorp.

o	Brian Brodsky, Vice-President, Exploration: Previously Central America exploration manager for Glamis who started exploration work on the Escobal project in 2006.

o	Jaime Mondragon, former Chief Financial Officer: Previously controller for Glamis in Guatemala.

o

Ronald W. Clayton, Executive Vice-President and Chief Operating Officer: Previously senior vice-president, operations for Hecla Mining Company with over 30 years of underground metal mining experience, including significant Latin American experience.

o	James S. Voorhees, Director: Previously chief operating officer for Glamis.

o	A. Dan Rovig, Board Chair: Previously chairman of the board of directors of Glamis.

o	Kenneth F. Williamson, Director: Previously director of Glamis.

o	Lorne B. Anderson, Director: Previously chief financial officer of Glamis.

The Company notes that each of Messrs. McArthur, Brodsky, Mondragon and Voorhees were employees of Glamis, and Messrs. Rovig and Williamson were directors, when it acquired the Marlin Project in Guatemala, expanded the reserves, completed a feasibility study, permitted operations and constructed the Marlin mine. The Marlin mine is currently owned and operated by Goldcorp and is a significant producer of gold and silver in Guatemala.

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Please advise us of the following:

•	Further explain to us the nature of the significant items that comprise the accumulated construction-in-progress assets as of both December 31, 2012 and June 30, 2013.

The following is a summary of construction-in-progress (“CIP”) categories and accumulated costs as at December 31, 2012 and June 30, 2013:

	December 31,
	2012	June 30, 2013
	($’000)	($’000)
Equipment	6,907	15,123
Plant	109,041	161,418
Escobal Development	-	16,020
Office	-	138
	115,948	$192,699

Accumulated CIP as of December 31, 2012 and June 30, 2013 consisted mainly of the following assets associated with the mill and ancillary facilities being constructed for the mine at the Escobal Project (together, but excluding the underground Escobal development assets, the “Escobal CIP Assets”).

o	crushing, milling, flotation and filtration plants,
o	shop facilities,
o	laboratory and administrative buildings,
o	water treatment facilities,
o	tailings filtration plant,
o	paste backfill plant, and
o	warehouse and office buildings.

•	Tell us whether you account for the construction-in-progress assets under IAS 16 or IFRS 6 and explain to us the basis for your accounting conclusion.

The Escobal CIP Assets have been accounted for as assets under IAS 16 for the Company’s fiscal years ending December 31, 2012 and 2011 and the six months ended June 30, 2013.

IAS 16

The Company has considered the following standards under IFRS in reaching this determination.

•	Paragraph 3 of IAS 16 states:

“3	This Standard does not apply to:

	a.	property, plant and equipment classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations;

	b.	biological assets related to agricultural activity (see IAS 41 Agriculture);

	c.	the recognition and measurement of exploration and evaluation assets (see IFRS 6 Exploration for and Evaluation of Mineral Resources); or

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d.	mineral rights and mineral reserves such as oil, natural gas and similar non- regenerative resources.

However, this Standard applies to property, plant and equipment used to develop or maintain the assets described in (b)–(d)”. (emphasis added)

•	Paragraph 7 of IAS 16 states that items of property, plant, and equipment should be recognized as assets when:

o	it is probable that future economic benefits associated with the asset will flow to the entity, and

o	the cost of the asset can be measured reliably.

Company Accounting Policy

The Company has also considered its accounting policy with respect to the capitalization of development expenditures in determining to capitalize the Escobal CIP Assets under IAS 16. This accounting policy states as follows:

“Development expenditures directly attributable to a mineral property for which technical feasibility and commercial viability of the extraction of mineral resources has been demonstrated are capitalized as incurred.”

Basis for Capitalization under IAS 16

The Company’s determination to capitalize expenses associated with the Escobal CIP Assets was based on management’s determination that these expenditures met the definition of an asset under IAS 16. Management considered the following factors in making its determination:

•

management completed an assessment of the Escobal CIP Assets and concluded in its assessment of expenditures incurred in connection with the Escobal CIP Assets that it was probable that future economic benefits associated with the asset will flow to the entity. Accordingly, the Escobal CIP Assets are considered property, plant and equipment and are accounted for under IAS 16. Factors that formed the basis for management’s determination are set forth in greater detail below in the response to Staff’s fourth bulleted comment;

•	the Escobal CIP Assets have been constructed based on the approval of the Board in December 2010 to proceed with the development of the Escobal Project;

•	the Escobal CIP Assets are being constructed specifically for the Escobal Project,

•	the expenditures associated with the Escobal CIP Assets have the essential characteristics of an asset under The Conceptual Framework as issued by the IASB:

o

the assets embody a probable future benefit that involves a capacity singly or in combination with other assets, to contribute directly or indirectly to future cash net inflows of the Company. Specifically, the Escobal CIP Assets are surface assets that will be used in connection with current and future underground exploration and development, the results of which management believes will bring probable future net cash inflows; and to facilitate production activities; and

	o	the Escobal CIP Assets will be employed by the Company to produce concentrate which in due course will be converted into cash through mining operations at the Escobal Project; and

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•

management further determined that the surface assets are tangible assets that can be sold to further either exploration or production activities. Based on past experience, the Company believes that a market exists for used mining equipment and above ground infrastructure.

The Escobal CIP Assets have been recorded at cost and capitalized in accordance with IAS 16 Property Plant and Equipment because they are being constructed specifically for the development of the mine. The costs of assets in Escobal CIP Assets have been recorded at cost as evidenced by vendor and contractor invoices and contracts as well as internal costs to construct the facilities.

As construction is completed and the assets are tested and commissioned, the carrying amounts of Escobal CIP Assets will be identified, transferred to plant and equipment or mineral properties depending on their nature and amortized over their useful lives or units of production. These assets are assessed at the end of each reporting period as to whether there is any indication of impairment. If any such indication exists, the Company will estimate the recoverable amount of the assets.

The Company has considered the potential impairment of these assets by comparing the carrying value of property, plant and equipment to the cash flows (including the sensitivity analysis on the cash flows) that are contained in the 2012 PEA (which includes but is not limited to expected future production, metal selling prices, operating costs and non-expansionary capital expenditures) and the disposal value that could be obtained from a timely disposition of the surface assets. The conclusion of management was that future economic benefits would flow to the Company at each of December 31, 2012 and June 30, 2013.

The Company will continue to consider whether an indication of impairment is present at each reporting period.

Escobal Underground Development Assets

The Escobal CIP Assets, as defined above, do not include the underground assets associated with the Escobal Project. As discussed earlier in the response to Staff’s comment no. 3, as at April 1, 2013, underground expenditures are capitalized or expensed, according to IAS 16 and IFRS 6, respectively, depending on their nature.

•	Tell us whether any of the capitalized assets have been transferred from exploration and evaluation assets to development assets during the period from fiscal 2011 through June 30, 2013.

The Company has not transferred capitalized assets from exploration and evaluation assets to development assets during the period from fiscal 2011 through to June 30, 2013.

•

To the extent that you account for any capitalized construction-in-progress assets under IAS 16, please explain to us in sufficient detail the basis for your conclusion that it is probable that future economic benefits associated with the item will flow to the entity. Refer to IAS 16.7. In your response, please discuss how you determined the Company will be able to satisfy the probability test for future economic benefit given that the Company has not yet established any mineral reserves.

As noted above, management concluded in its assessment of expenditures incurred in connection with the Escobal CIP Assets that it was probable that future economic benefits associated with the assets will flow to the entity. Accordingly, the Escobal CIP Assets are considered property, plant and equipment and are accounted for under IAS 16. In reaching this conclusion, management has interpreted “probable” to mean more likely than not. Management also considered the Company’s accounting policy and the requirement that the Escobal Project be considered “technically feasible and commercially viable” in reaching its determination to capitalize the expenditures incurred in connection with the Escobal CIP Assets.

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Management’s determination that future economic benefits were probable under IAS 16 and that the project was “technically feasible and commercially viable” under the Company’s accounting policy included consideration of the following factors:

•

Each of the 2010 PEA and the updated 2012 PEA indicated very significant positive economic returns from the construction of a mine at the Escobal Project. The Company acknowledges that neither of these preliminary economic assessments can be treated as a feasibility study and neither was relied upon by management as being equivalent to a feasibility study. However, the completion of the preliminary economic assessments by M3 Engineering, as an independent “qualified person” under NI 43-101, was a factor in establishing management’s confidence in the commercial viability of the Escobal project. Management viewed each of the 2010 PEA and the updated 2012 PEA, not in the context of an outside investor, but in the context of its detailed knowledge of the geology of the Escobal Project and its understanding of the projected capital and operating costs of the Escobal Project. Accordingly, each of the 2010 PEA and the 2012 PEA was a key factor in management’s confidence as to the commercial viability of the Escobal Project.

•

Management was highly confident in the projected capital costs for completion of construction of the Escobal project. M3 Engineering noted in the 2010 PEA that the process plant and underground mine capital cost estimates included in the 2010 PEA were very detailed and considered to be the upper bound for the mine envisioned in the 2010 PEA. Since the date of the 2010 PEA, the actual construction costs have been verified through events in fiscal 2011 and 2012 and the first half of 2013 including completion of the construction of the mill and ancillary facilities for the Escobal Project and the related engineering, procurement and construction management process. The positive correlation between estimated construction costs in the 2010 and 2012 PEAs to actual construction costs that have been incurred to date, gives management confidence in the commercial viability of the Escobal Project.

•

Management of the Company had extensive prior experience with silver mines in Guatemala and Latin America through prior positions with Glamis, Goldcorp, Hecla Mining and other mining companies. This experience included developing and placing the Marlin mine in Guatemala into production for Goldcorp. This experience gave support to management’s view of the geology of the Escobal Project, the exploration and underground development plans for the Escobal Project, the mine plan for the Escobal Project, the government permitting and approval process in Guatemala and the Company’s ability to place the Escobal Project into production once development was completed.

•

Management of the Company was supported by the board of directors in deciding to proceed with the construction of the Escobal Project. As noted, the board of directors is comprised of individuals with extensive mining experience with major mining producers. The Board’s support of management is indicative of the view of the board of directors that the Escobal Project would be economically and commercially viable.

•

Management viewed the ultimate receipt of required government approvals as being probable based on receipt of the approval for underground development work to commence in April 2011. From this point onward, management viewed it probable that the Company would receive the required exploitation permit for the Escobal Project, which it ultimately did receive in April 2013. For reasons identified above, had the Company waited for full permitting before completing a feasibility study, construction of the Escobal Project would have been delayed substantially, and, in management’s opinion, unnecessarily.

•

Achievement of the following milestones have served to support management’s initial decision to capitalize based on the probability of economic recovery and commercial viability since completion of the 2010 PEA, which milestones have also served as the basis not to impair any of the Escobal CIP Assets initially recorded as CIP:

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o	completion of the 2012 PEA following the initial 2010 PEA which again indicated positive economic results from the Escobal Project;

o	positive correlation between projected and actual construction costs, as discussed above;

o	early 2013 completion of the pilot plant test of an eight tonne bulk sample and its confirmation of metal recoveries and concentrate quality consistent with the assumptions made in the 2012 PEA;

o	ongoing exploration completed on the Escobal Project since the 2010 PEA that has increased the NI 43-101 compliant mineral resources associated with the Escobal Project;

o	completion of relevant engineering, geologic, geotechnical and hydrologic derisking studies supported by actual and ongoing underground mine development activities;

o	completion of the underground development work and detailed mine design in accordance with the mine plan;

o	initiation of stope development (pre-production development);

o	commitment to a substantial majority of the construction costs required to complete the mill and ancillary facilities;

o	commencement of the commissioning process for the mill facility in June 2013;

o	receipt of the final exploitation permit in April 2013;

o	achievement of the $50 million secured debt facility in June 2013 through an independent major institutional lender which is consistent with commercial viability of the Escobal Project; and

o	currently finalizing commercial terms and sales agreements with smelters sufficient to sell mine production.

Exhibit 99.3 Management’s Discussion and Analysis for Year Ended December 31, 2012 Operations, page 4 Project Status and Timeline, page 8

6.

We note your disclosure here and in the transcript for your August 9, 2013 earnings conference call that you expect to commence commercial production in early 2014. In addition and based on the Company’s response to a question during your earnings conference call, it appears that you plan on posting a feasibility study on mineral reserves in the third quarter of 2014. Please define for us your use of “commercial production” in your Form 40-F and also clarify for us whether you plan to establish mineral reserves prior to commencing commercial production in early 2014. We may have further comment based upon your response.

Response:

The Company advises that its use of the term “commercial production” refers to the cut-off point when certain levels of production are achieved. The Company is currently establishing a framework to determine when commercial levels of production have been achieved, which may include factors such as:

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•	the percentage of design capacity that the mine and mill have achieved as production begins to ramp up;

•	mineral recoveries at or near expected levels; and

•	the achievement of consistent production or other throughput.

The Company will take into consideration the above noted criteria and the passage of time when establishing a framework with respect to the determination of when commercial production of the Escobal project has commenced. The Company anticipates that the framework will be developed into an accounting policy that will be articulated in its financial statements for future financial periods.

Production at the Escobal project will begin as construction is completed and the facilities are commissioned in late 2013 and early 2014. The Company will evaluate whether or not commercial production has been achieved once production has commenced in accordance with the established framework.

The Company also plans to proceed with the preparation of a reserve statement and feasibility study to be completed in 2014 as third party experts are available. One of the objectives of the feasibility study will to evaluate a potential future expansion of the Escobal project.

The Company is presently not able to state at this time whether commercial production will be established in advance of the completion of the feasibility study. However, the Company anticipates that the determination of whether commercial production has been achieved will be made with reference to the framework established by management, as referred above, and not specifically as to whether or not the feasibility study has been completed. Accordingly, commercial production may be achieved in advance of the feasibility study being completed.

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Acknowldgements

In responding to your comments we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments respecting any subject in this letter please let us know.

Sincerely,

/s/Edie Hofmeister
Vice-President and General Counsel
EH/hmn
Enclosures